DESKLESS WORKERS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheets 3

Statements of Income 4

Statements of Equity 5

Statements of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Deskless Workers Inc.
Bellevue, Washington

We have reviewed the accompanying financial statements of Deskless Workers Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Deskless Workers Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

November 12, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

DESKLESS WORKERS INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 3,160	$ 297,778
TOTAL CURRENT ASSETS	3,160	297,778
OTHER ASSETS		
Intangible assets	6,249,964	4,577,925
TOTAL ASSETS	$ 6,253,124	$ 4,875,703

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accrued payroll expenses	$ 96,087	$ -
SBA PPP - loan	685,052	-
Convertible notes - current portion	3,050,900	-
TOTAL CURRENT LIABILITIES	3,832,039	-
LONG-TERM LIABILITIES		
Loan payable - related party	458,695	939,468
Convertible notes	-	1,347,035
TOTAL LONG-TERM LIABILITIES	458,695	2,286,503
TOTAL LIABILITIES	4,290,734	2,286,503
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6	2,614	2,614
Common stock, see note 6	17,742	17,742
Additional paid-in capital	6,503,341	6,503,341
Accumulated deficit	(4,561,307)	(3,934,497)
TOTAL SHAREHOLDERS' EQUITY	1,962,390	2,589,200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,253,124	$ 4,875,703

See independent accountant's review report and accompanying notes to financial statements.

DESKLESS WORKERS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ 182,775
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	182,775
OPERATING EXPENSES		
General and administrative	255,825	214,487
Payroll expenses	209,909	300,272
Sales and marketing	20,542	15,615
TOTAL OPERATING EXPENSES	486,276	530,374
NET OPERATING LOSS	(486,276)	(347,599)
OTHER INCOME/(EXPENSES)		
Interest income	8	79
Interest expense	(140,542)	(41,635)
Loss on issuance of warrants	-	(143,749)
TOTAL OTHER INCOME/(EXPENESES)	(140,534)	(185,305)
NET LOSS	$ (626,810)	$ (532,904)

See independent accountant's review report and accompanying notes to financial statements.

DESKLESS WORKERS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2019	2,613,528	$ 2,614	17,742,325	$ 17,742	6,359,592	$ (3,401,593)	$ 2,978,355
Issuance of warrants	-	-		-	143,749	-	$ 143,749
Net loss	-	-	-	-	-	(532,904)	$ (532,904)
ENDING BALANCE, DECEMBER 31, 2019	2,613,528	$ 2,614	17,742,325	$ 17,742	$ 6,503,341	(3,934,497)	$ 2,589,200
Net loss	-	-	-	-	-	(626,810)	$ (626,810)
ENDING BALANCE, DECEMBER 31, 2020	2,613,528	$ 2,614	17,742,325	$ 17,742	$ 6,503,341	$ (4,561,307)	$ 1,962,390

DESKLESS WORKERS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (626,810)	$ (532,904)
Adjustments to reconcile net income to net cash provided by operating activities:		
Issuance of warrants	-	143,749
Increase (decrease) in liabilities:		
Accrued interest on convertible notes	140,542	41,635
Accrued payroll expenses	96,087	-
CASH USED FOR OPERATING ACTIVITIES	(390,181)	(347,520)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(1,672,039)	(1,640,008)
CASH USED FOR INVESTING ACTIVITIES	(1,672,039)	(1,640,008)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP - loan	685,052	-
Issuance of convertible notes	1,563,323	1,305,400
Issuance/(Repayment) of loan payable - related party	(480,773)	939,468
CASH PROVIDED BY FINANCING ACTIVITIES	1,767,602	2,244,868
NET INCREASE (DECREASE) IN CASH	(294,618)	257,340
CASH AT BEGINNING OF YEAR	297,778	40,438
CASH AT END OF YEAR	$ 3,160	$ 297,778
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Deskless Workers Inc. (the "Company") was incorporated in the State of Washington on December 19, 2015. The Company has developed a revolutionary software that can be accessed on multiple devices to improve employee productivity in all environments.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and shareholder investments to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Software Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the Deskless Workers platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company anticipates to begin amortizing the asset during 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, and 2019.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Washington.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized nil and $182,775 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $685,052 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believe that all amounts received will be fully forgiven.

4.   **Note Payable – Related Party**

Since inception, a related party has provided loans to the Company valued at $458,695 and $939,468 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5.   **Convertible Notes**

The Company has issued several convertible promissory notes. In 2020, a total of $1,563,323 convertible promissory notes were issued with 8% APRs and maturity dates in 2021. In 2019, a total of $1,305,400 convertible promissory notes were issued with 8% APRs and maturity dates in 2021. Total outstanding convertible promissory notes were $3,050,900 and $1,347,035 as of December 31, 2020 and 2019, respectively. Included in the outstanding convertible promissory notes is $182,177 and $41,635 of accrued interest, as of December 31, 2020 and 2019, respectively.

6.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,000,000 shares at $0.001 par value per share. As of December 31, 2020, and 2019, 2,613,528 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 90,000,000 shares, at $0.001 par value per share. As of December 31, 2020, and 2019, 17,742,325 shares have been issued and are outstanding.

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 5,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 2,465,000 and 1,912,000 shares have been issued and are outstanding under the Plan. No shares have been exercised under the Plan as of December 31, 2020 and 2019.

Warrants
During 2018, the Company issued 1,912,000 warrants to shareholders and employees. During 2019, the Company issued 96,476 warrants to shareholders and employees. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.69 - $0.93 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on December 31, 2022 (the "Termination Date"). Management determined that the warrants are not callable for cash upon a fundamental transaction at the option of the holder and as such required classification as equity pursuant to ASC 480 *"Distinguishing Liabilities from Equity"*. In accordance with the accounting guidance, the outstanding warrants are recognized as equity on the balance sheet and are measured at their inception date fair value.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$1.36 - $1.75
Exercise Price	$0.69 - $0.93
Time to Maturity (years)	2 - 4
Annual Risk-Free Interest Rate	0.14%
Annualized Volitility	125%
Fair value of warrants	$1.10 - $1.49

During the years ending December 31, 2020, and 2019, none of the warrants have bene exercised.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on December 19, 2015 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

During 2021, the PPP loan discussed in Note 3 was fully forgiven.

In 2021, the Company received its second PPP loan for $685,052, which has the same terms as the first PPP loan, discussed in Note 3.

During 2021, the Company received an EIDL loan, from the Small Business Administration for $90,700. This loan carries interest of 3.75%, and a thirty-year term. The loan also defers payments for the first twelve months.

During January 2021, a total of $379,269 of convertible notes were issued, with terms consistent with those, discussed in Note 5. Subsequent to these issuances, the full principal balance of the notes ($3,247,992 as of January 30, 2021) and their accrued interest ($211,878 as of January 30, 2021) converted to a total of 2,228,904 shares in the Company.

The Company has evaluated subsequent events through November 12, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.